Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sabine Royalty Trust Commission File Number: 333-127203
FOR IMMEDIATE RELEASE
Sabine Production Partners, LP Announces Suspension of Proxy Solicitation
     FORT WORTH, TEXAS – January 31, 2006 – Sabine Production Partners, LP (whose general partner is owned by Haddock Enterprises, LLC, Carlile Management, LLC and Cano Petroleum, Inc. (Amex: CFW)), today announced that it is suspending indefinitely its previously-announced solicitation of proxies from unit holders of Sabine Royalty Trust (NYSE: SBR).
     Sabine Production Partners, LP stated that it is suspending the solicitation at this time primarily due to current geopolitical tensions that are contributing to extraordinarily high and volatile energy prices, which make it inopportune to continue with the call of a meeting of SBR unit holders. In addition, Sabine Production Partners, LP believes that this suspension affords it an opportunity to further reflect on comments and input that it has received during the solicitation process from SBR unit holders.
     Mr. Gerald W. Haddock, Chairman of Sabine Production Partners, LP said, “We are pleased with our response from certain segments of SBR unit holders that provides us with an expectation of sufficient affirmative votes to call a meeting of unit holders. We have received valuable feedback from SBR unit holders and intend to incorporate that feedback into any future proposals. Additionally, we continue to believe our concept is as meritorious today for SBR unit holders as when originally made, but the merits are presently obscured by the current energy pricing environment and market conditions.”
     Sabine Production Partners, LP is not withdrawing or abandoning its Registration Statement or Proxy Statement/Prospectus, but will further evaluate market conditions and the optimum investment structure of its current proposal. No recommencement of the solicitation will occur without a public announcement to that effect by Sabine Production Partners, LP and the making of appropriate filings with the SEC. Until such announcement and filings, Sabine Production Partners, LP will not attempt to call a meeting of SBR unit holders using any proxies that have been submitted prior to recommencement.
     Investors and SBR unit holders are urged to read carefully in their entirety the Registration Statement and the Proxy Statement/Prospectus filed by Sabine Production Partners, LP with the SEC because they contain important information about Sabine Production Partners, LP, SBR, the proxy solicitation that is hereby indefinitely suspended, and related matters. Investors and unit holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus may also be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800). Sabine Production Partners, LP is not affiliated with SBR.
Source: Sabine Production Partners, LP
Contact: Gerald W. Haddock, (817) 885-8390